

GENERAL MINERALS CORPORATION
Suite 880, 580 Hornby Street
Vancouver, BC V6C 3B6
Tel: (604) 684-0693 Fax: (604) 684-0642

September 6, 2006





Office of International Corporate Finance
Securities and Exchange Commission

450 Fifth Street, NW
Washington, DC 20549
USA

Mail Stop 3-2

SUPPL

Dear Sirs and Mesdames:

Re: General Minerals Corporation (the "Company")
File No: 82-34810; Rule 12g3-2(b)

The Company hereby encloses the following listed documents (Schedule "A"), which the Company has made public for the month of August, 2006, pursuant to the laws of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland, for filing with the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

We trust that the information included in this package is complete, should you require further information or have any questions or comments please contact the undersigned.

Yours truly,

GENERAL MINERALS CORPORATION
Per:

William D. Filtness
Chief Financial Officer

WDF:mk
Enclosures

SCHEDULE "A"
GENERAL MINERALS CORPORATION
(the "Issuer")

1.	**News Releases**	
(a)	General Minerals Corporation Files June 30, 2006 Quarterly Report	August 14, 2006
(b)	General Minerals Corporation Plans to Form New Silver Focused Company	August 24, 2006
2.	**Financial Statements, MD&A, and Annual Information Form**	
(a)	Interim Financial Statements for the period ended June 30, 2006	August 14, 2006
(b)	Management Discussion and Analysis for the period ended June 30, 2006	August 14, 2006
(c)	Certificate of dissemination to shareholders for period ended June 30, 2006	August 14, 2006
3	**Filings with the Toronto Stock Exchange**	
(a)	All news releases referred to under Item 1	
(b)	All financial statements and MD&A referred to under Item 2	


GENERAL MINERALS
GMC
CORPORATION

General Minerals Corporation Files June 30, 2006 Quarterly Report

Trading Symbol: GNM-TSX

August 14, 2006

Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

FOR IMMEDIATE RELEASE: 06-14

General Minerals Corporation (the "Company") reports that it has released its unaudited financial statements for the second quarter ended June 30, 2006 and that these financial statements and the related management's discussion and analysis of financial position and results of operations ("MD&A") are available for viewing on SEDAR at www.sedar.com.

The Company continues to be in a strong financial position with cash of $7.3 million and portfolio investments of $0.6 million.

For further information, please contact:
William Filtness
Chief Financial Officer
Tel: (604) 684-0693
Fax: (604) 684-0642

GENERAL MINERALS CORPORATION

FOR IMMEDIATE RELEASE: 06-15


GENERAL MINERALS
GMC
CORPORATION

August 24, 2006

Trading Symbol: GNM-TSX
Webpage: www.generalminerals.com
SEC 12g3-2(b): 82-34810

General Minerals Corporation ("GMC") is pleased to announce that it is proceeding with a plan to spin off its South American assets to a new corporation. The plan calls for this new silver focused company to eventually become a publicly traded company. Ralph Fitch, president and CEO of GMC said: "with the appreciation in silver prices and positive fundamentals for the metal, management of GMC is investigating various ways to maximize the value of its silver focused South American assets for the Company's shareholders."

The major assets of the new company would be the Malku Khota silver project in Bolivia (see GMC PR 06-13, June 13, 2006 and NI 43-101 report filed on SEDAR) and the Laurani silver gold-copper project in Bolivia (see NI 43-101 report filed on SEDAR). GMC's management believes that the Malku Khota property has the potential to contain a very large volume of low to modest grade silver mineralization and that the preliminary metallurgical results from an initial, non-optimized test series are promising. The Escalones copper gold porphyry project in Chile which is joint ventured to Minera Aurex (Chile) Limitada, a Chilean subsidiary of Phelps Dodge Corporation, would also be spun off to the new company.

General Minerals Corporation is an international minerals exploration company focusing its activities in North and South America. The Company has seven properties in the US, three in Bolivia, one in Chile and five in Mexico. The target mineralization at these sixteen properties is copper, silver and gold. The Company currently has three properties that are under option to major mining companies:

Escalones, Copper – Gold Porphyry Prospect (Chile) with the Phelps Dodge Chilean subsidiary, Minera Aurex (Chile) Limitada;

Monitor, Copper – Silver Porphyry Prospect (USA) with Teck Cominco Ltd.;

Markham Wash, Copper – Molybdenum Porphyry Prospect (USA) with Teck Cominco Ltd.

Forward-looking Statements

Statements in this release that are forward-looking statements are based on current expectations and entail various risks and uncertainties. Actual results may materially differ from expectations, if known and unknown risks or uncertainties affect our business, or if our estimates or assumptions prove inaccurate. The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

The material factors and assumptions that were applied in making the forward-looking statements in this news release include:

a) The state of the financial markets at the time of any public offering; and,

b) the ability to successfully finance the new company; and, to that end, the Company is pursuing financing options for the new company, and,

c) receipt of regulatory approvals.

For further information, please contact:
Richard Doran
Vice President, Investor Relations
Tel: (303) 584-0606
Fax: (303) 758-2063
E-mail: ddoran@generalminerals.com

12g3-2(b): 82-34810


GENERAL MINERALS
GMC
CORPORATION

General Minerals Corporation

2nd Quarter Ended June 30, 2006

(Unaudited)

General Minerals Corporation

Consolidated Balance Sheets
As at June 30, 2006

(Unaudited - expressed in Canadian dollars)

	June 30, 2006 $	December 31, 2005 $
Assets		
Current assets		
Cash and cash equivalents	7,270,614	8,406,907
Prepaids and other	108,203	64,598
Investments (note 2)	164,850	164,850
	7,543,667	8,636,355
Mining properties and equipment		
Mining claims and deferred exploration (note 3)	2,546,534	2,196,986
Reclamation deposit	19,292	18,925
Equipment (note 4)	98,477	113,517
	2,664,303	2,329,428
Goodwill	234,800	234,800
	10,442,770	11,200,583
Liabilities		
Current liabilities		
Accounts payable	86,331	230,253
Minority interest	91,788	131,545
	178,119	361,798
Shareholders' Equity		
Capital stock (note 5)		
Authorized		
Common shares, no par value, unlimited shares		
Issued and outstanding		
9,335,077 common shares	61,326,812	61,242,312
Fair value of options and warrants	879,306	842,351
Deficit	(51,941,467)	(51,245,878)
	10,264,651	10,838,785
	10,442,770	11,200,583

On Behalf of the Board





Michael Winn – Director

Terrence A. Lyons - Director

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statements of Operations and Deficit
For the six months ended June 30, 2006

(Unaudited - expressed in Canadian dollars)

	Three Month Period Ended June 30, 2006	Three Month Period Ended June 30, 2005	**Six Month Period Ended June 30, 2006**	Six Month Period Ended June 30, 2005
	$	$	**$**	$
General and administrative expenses				
Consulting	**19,449**	5,169	**40,584**	7,922
Directors' fees	**18,500**	21,500	**34,500**	38,000
Filing fees and transfer agent	**8,784**	3,157	**37,625**	22,741
Office and miscellaneous	**42,024**	96,809	**94,831**	140,200
Professional fees	**79,330**	122,840	**156,856**	236,433
Shareholder information	**38,354**	88,876	**59,500**	115,292
Stock-based compensation expense	**14,782**	148,254	**36,955**	148,254
Travel and promotion	**3,108**	8,048	**5,174**	25,233
Wages and benefits	**62,355**	65,102	**133,383**	118,195
	(286,686)	(559,755)	**(599,408)**	(852,270)
Other income and (expenses)				
Depreciation and amortization	**(7,463)**	(8,202)	**(15,670)**	(12,057)
Foreign exchange (loss) gain	**(154,486)**	83,969	**(147,652)**	25,646
Gain on disposal of investments	**-**	-	**-**	636,196
Interest and other income	**78,340**	57,384	**149,372**	91,806
Minority interest	**15,320**	13,399	**39,757**	29,019
Reconnaissance and sundry exploration	**(47,187)**	(245,101)	**(121,988)**	(392,347)
Writedown of investments	**-**	(1,480,000)	**-**	(1,480,000)
Net loss for the period	**(402,162)**	(2,138,306)	**(695,589)**	(1,954,007)
Deficit – beginning of period	**(51,539,305)**	(47,587,020)	**(51,245,878)**	(47,771,319)
Deficit – end of period	**(51,941,467)**	(49,725,326)	**(51,941,467)**	(49,725,326)
Basic and diluted loss per share	**(0.04)**	(0.24)	**(0.07)**	(0.22)
Weighted average shares outstanding	**9,320,242**	8,962,632	**9,302,757**	8,950,174

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Statements of Cash Flows
For the six months ended June 30, 2006

(Unaudited - expressed in Canadian dollars)

	Three Month Period Ended June 30, 2006 $	Three Month Period Ended June 30, 2005 $	**Six Month Period Ended June 30, 2006 $**	Six Month Period Ended June 30, 2005 $
Cash flows from operating activities				
Net loss for the period	**(402,162)**	(2,138,306)	**(695,589)**	(1,954,007)
Items not affecting cash				
Depreciation and amortization	**7,463**	8,202	**15,670**	12,057
Gain on disposal of investments	**-**	-	**-**	(636,196)
Minority interest	**(15,320)**	(13,399)	**(39,757)**	(29,019)
Stock-based compensation expense	**14,782**	148,254	**36,955**	148,254
Writedown of investments	**-**	1,480,000	**-**	1,480,000
	(395,237)	(515,249)	**(682,721)**	(978,911)
Changes in non-cash operating working capital				
(Increase) decrease in prepaids and other	**(19,683)**	23,036	**(43,605)**	10,845
(Decrease) increase in payables	**(59,962)**	(3,016)	**(143,922)**	13,286
	(474,882)	(495,229)	**(870,248)**	(954,780)
Cash flows from investing activities				
Expenditures for mining properties and equipment	**(179,547)**	(356,767)	**(407,696)**	(584,641)
Option payments received for mining claims	**-**	62,012	**57,518**	105,185
Purchase of investments	**-**	-	**-**	(1,600,000)
Proceeds on disposal of investments	**-**	-	**-**	4,847,996
Reclamation deposits	**(367)**	-	**(367)**	-
	(179,914)	(294,755)	**(350,545)**	2,768,540
Cash flows from financing activities				
Proceeds from issue of capital stock	**84,500**	500,500	**84,500**	500,500
	84,500	500,500	**84,500**	500,500
Change in cash and cash equivalents	**(570,296)**	(289,484)	**(1,136,293)**	2,314,260
Cash and cash equivalents - beginning of period	**7,840,910**	8,521,239	**8,406,907**	5,917,495
Cash and cash equivalents – end of period	**7,270,614**	8,231,755	**7,270,614**	8,231,755

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Consolidated Schedule of Deferred Exploration Expenditures

For the six months ended June 30, 2006

(Unaudited - expressed in Canadian dollars)

	U.S. Properties	Bolivia Properties	Chile Properties	Mongolia Properties	Mexico Properties	Total
	$	$	$	$	$	$
Balance at December 31, 2005	1,346,836	438,269	180,407	58,522	172,952	2,196,986
Land payments	33,585	24,751	50	233	-	58,619
Laboratory	3,561	11,103	-	-	5,738	20,402
Field supplies	223	2,628	-	-	1,304	4,155
Consulting and supervision	20,206	38,000	8,106	-	5,460	71,772
Maps and reproduction	294	176	-	-	71	541
Geological consulting	66,168	78,278	4,721	1,954	32,589	183,710
Geophysical	1,172	-	-	-	15,441	16,613
Travel and accommodation	20,724	17,396	-	190	12,944	51,254
	145,933	172,332	12,877	2,377	73,547	407,066
Less: Option payment received	(57,518)	-	-	-	-	(57,518)
	88,415	172,332	12,877	2,377	73,547	349,548
Balance at June 30, 2006	1,435,251	610,601	193,284	60,899	246,499	2,546,534

The accompanying notes are an integral part of these consolidated financial statements.

General Minerals Corporation

Notes to the Consolidated Financial Statements
For the six months ended June 30, 2006

(Unaudited - expressed in Canadian dollars)

For a complete description of the accounting policies and disclosures of General Minerals Corporation (the Company), please refer to the 2005 audited consolidated financial statements. These audited consolidated financial statements and the notes thereto are available from the Company's web site at http://www.generalminerals.com. Upon request to the Company, one copy of the Company's 2005 Annual Report will be provided.

1. Significant Accounting Policies

These unaudited interim financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles, using the same accounting policies and methods as per the annual consolidated financial statements for the year ended December 31, 2005. They do not include all the disclosures required by generally accepted accounting principles, and should be read in conjunction with the most recent annual financial statements of the Company.

2. Investments

	June 30, 2006	December 31, 2005
392,500 common shares of Esperanza Silver Corporation Corporation (market value $608,375 (2005 - $333,625))	$164,850	$164,850

3. Mining Claims and Deferred Exploration

	June 30, 2006	December 31, 2005
Bluebird, U.S.	$72,144	$60,213
Cerro Negro, Mexico	115,950	56,316
Dragoon, U.S. e)	214,782	212,560
Escalones, Chile b)	193,286	180,407
Gold Coin, U.S.	277,711	273,922
Gold Lake, U.S.	308,335	180,477
Laurani, Bolivia	337,315	227,416
Malku Khota, Bolivia d)	272,752	210,320
Markham Wash, U.S. c)	372,446	378,590
Monitor, U.S. a)	178,523	229,864
Other *	203,290	186,901
	$2,546,534	$2,196,986

* These expenditures are in respect of several mineral properties located in the United States, Mongolia and Mexico.

(Unaudited - expressed in Canadian dollars)

a) The Company has entered into an option agreement with Teck Cominco American Incorporated (TCAI), a wholly owned subsidiary of Teck Cominco Limited, whereby TCAI can earn up to a 65% joint venture interest in the Monitor copper-silver property located in Pinal County, Arizona.

To complete its initial earn-in to 51%, TCAI must incur expenditures of US$3,000,000 on the Monitor property within five years of February 8, 2005. In addition, the agreement calls for cash option payments of US$35,000 on signing (paid) and US$50,000 per year (US$50,000 paid during 2006) over the term of the option for total cash payments of US$285,000. Upon completing the initial earn-in, TCAI has two additional options under which it may earn up to an additional 14% interest (for an aggregate 65% interest) in the property by spending an additional US$4,000,000 and completing a feasibility study.

b) The Company has entered into a letter agreement with Minera Aurex (Chile) Limitada (Aurex), a Chilean subsidiary of Phelps Dodge Corporation, whereby Aurex can earn up to a 72% joint venture interest in the Escalones property, Chile.

To complete its initial earn-in to 60% Aurex must incur expenditures of US$4,000,000 on the Escalones property within five years of June 1, 2005. Aurex must expend a minimum of US$500,000 per year and pay the Company US$10,000 (paid) plus US$250,000 in five equal annual instalments (US$50,000 paid) to maintain the option. Upon completing the initial earn-in within the five year period, Aurex may elect to earn an initial 12% interest (for an aggregate 72% interest) by completing a feasibility study within seven years.

By letter agreement dated December 27, 2005, the Company agreed to defer the first year US$500,000 exploration expenditure requirement and the June 1, 2006 US$50,000 option payment until June 1, 2010.

c) During the period, the Company entered into a second option agreement with TCAI whereby TCAI can earn up to a 65% joint venture interest in the Markham Wash copper property located in Graham County, Arizona.

To complete its initial earn-in to 51%, TCAI must incur expenditures of US$3,500,000 on the Monitor property within five years, of which US$250,000 is a guaranteed commitment in the first year. TCAI has reimbursed the Company US$27,920 in land holding costs as part of its first year expenditure obligation. Following its exercise of the option to earn an initial 51% interest, TCAI may elect to earn an addition 9% interest by expending US$4,000,000 on the property over two years. Thereafter, TCAI may make a separate election to earn an additional 5% interest by funding a feasibility study.

(Unaudited - expressed in Canadian dollars)

d) During the period, the Company announced the termination of its agreement with Apex Silver Mines Ltd. and its wholly owned subsidiary SILEX Bolivia S.A. (SILEX) on the Malku Khota property. After completing an initial drill program and resampling an existing tunnel, SILEX elected to not proceed with the project. Management of the Company is reviewing the exploration results to determine the next phase of work.

e) During the period, the Company announced the termination of its agreement with BHP Billiton on the Dragoon property. After completing an initial drill program consisting of three diamond drill holes on the property, BHP Billiton elected to not proceed with the project. Management of the Company is reviewing the exploration results to determine the next phase of work.

4. Equipment

	June 30, 2006			Dec. 31, 2005
	Cost	Accumulated amortization	Net book value	Net book value
Equipment	$29,905	$15,135	$14,770	$15,886
Computer hardware	79,676	61,541	18,135	23,799
Computer software	3,366	3,215	151	549
Vehicles	84,943	19,522	65,421	73,283
	$197,890	$99,413	$98,477	$113,517

5. Capital Stock

	Number of Common Shares	Amount
Balance, December 31, 2005	9,285,077	$61,242,312
Issuance of common shares on exercise of warrants	50,000	84,500
Balance, June 30, 2006	9,335,077	$61,326,812

Stock options

During the period, the Company did not grant any stock options under the terms of its Stock Option Plan ("Plan"). The schedule of stock option activity under the Plan is as follows:

	Number of shares	Weighted average exercise price $
Balance, December 31, 2005	899,500	1.69
Options expired	(4,000)	2.10
Balance, June 30, 2006	895,500	1.69

(Unaudited - expressed in Canadian dollars)

The following table summarizes information about stock options outstanding as at June 30, 2006.

	Options outstanding			Options exercisable	
Range of exercise price $	Number of options outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price $	Number of options exercisable	Weighted average exercise price $
0.85 to 2.20	818,500	2.9	1.38	818,500	1.38
4.70 to 5.00	77,000	4.5	4.97	77,000	4.97
	895,500	3.1	1.69	895,500	1.69

Share warrants

The schedule of warrant activity during the period is as follows:

	Number of shares	Weighted average exercise price $
Balance, December 31, 2005	4,068,000	2.70
Warrants exercised	50,000	1.69
Balance, June 30, 2006	4,018,000	2.80

The following table summarizes information about warrants outstanding and exercisable at June 30, 2006.

Warrants	Exercise Price	Expiry
2,000,000	$3.75	December 11, 2006 *
2,018,000	$1.86 to $2.05	June 25, 2008 *
4,018,000		

* subject to acceleration of the expiry date under certain conditions.

(Unaudited - expressed in Canadian dollars)

6. Related Party Transactions

a) During the six months ended June 30, 2006, included in professional fees were legal fees totalling $66,930 (2005 - $67,421) which were charged by a legal firm in which a director of the Company is a partner.

b) During the six months ended June 30, 2006, consulting fees totalling $91,023 (2005 - $56,240) were charged by officers of the Company. Of this amount, $15,613 (2005 - $44,684) was charged to loss and $75,410 (2005 - $11,556) was deferred and included in property costs. As at June 30, 2006, an amount of $9,339 (December 31, 2005 - $11,438) was included in prepaid advances.

c) Included in accounts payable as at June 30, 2006 was $35,356 (December 31, 2005 - $39,959) payable to related parties.

d) Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

7. Segment Information

The Company's operations are limited to a single industry segment, being mineral exploration and development. Geographic segmented information as at June 30, 2006 and December 31, 2005 includes:

Identifiable Assets	June 30, 2006	December 31, 2005
Canada	$7,331,062	$8,307,998
United States	1,560,533	1,495,824
Bolivia	693,427	488,342
Chile	250,497	275,592
Caribbean	255,833	350,160
Mexico	270,983	191,209
Other	80,435	91,458
Total Assets	$10,442,770	$11,200,583

8. Commitment

The Company is committed under the terms of an office lease agreement for the following annual rent and estimated operating costs:

year ending December 31, 2006	$9,400
year ending December 31, 2007	$6,200


GENERAL MINERALS
GMC
CORPORATION

General Minerals Corporation
880-580 Hornby Street
Vancouver, B.C. V6C 3B6

Phone: (604) 684-0693
Fax: (604) 684-0642
Web page: generalminerals.com

General Minerals Corporation

Management's Discussion and Analysis of Financial Position and Results of Operations

The following information, prepared as of August 2, 2006, should be read in conjunction with the unaudited consolidated financial statements of General Minerals Corporation for the second quarter ended June 30, 2006, as well as the audited consolidated financial statements for the year ended December 31, 2005 and the related management's discussion and analysis (the "Annual MD&A") contained in the 2005 Annual Report. The Company's critical accounting estimates, significant accounting policies and risk factors have remained substantially unchanged and are still applicable to the Company unless otherwise indicated. All amounts are expressed in Canadian dollars unless otherwise indicated.

Forward-Looking Statements

Forward-looking statements look into the future and provide an opinion as to the effect of certain events and trends on the business. Forward-looking statements may include words such as "plans", "intends", "anticipates", "should", "estimates", "expects", "believes", "indicates", "suggests" and similar expressions.

This MD&A and in particular the "Outlook" section, contains forward-looking statements. These forward-looking statements are based on current expectations and various estimates, factors and assumptions and involve known and unknown risks, uncertainties and other factors. Information concerning the interpretation of drill results may also be considered a forward-looking statement, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.

It is important to note that:

- Unless otherwise indicated, forward-looking statements in this MD&A describe the Company's expectations as of August 2, 2006.
- Readers are cautioned not to place undue reliance on these statements as the Company's actual results, performance or achievements may differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements if known or unknown risks, uncertainties or other factors affect the Company's business, or if the Company's estimates or assumptions prove inaccurate. Therefore, the Company cannot provide any assurance that forward-looking statements will materialize.
- The Company assumes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or any other reason.

The material assumptions that were applied in making the forward looking statements in this MD&A include: execution of the Company's existing plans or exploration programs for each of its properties, either of which may change due to changes in the views of the Company or its joint venture partners or if new information arises which makes it prudent to change such plans or programs; and the accuracy of current interpretation of drill and other exploration results.

For a description of material factors that could cause the Company's actual results to differ materially from the forward-looking statements in this MD&A, please see "Risks and Uncertainties".

General

The Company has carried out reconnaissance in North and South America and has identified and acquired a number of mineral properties. Three of these properties are currently under option to partners who will fund further exploration and add their expertise to the projects.

During the quarter, Teck Cominco Limited provided the Company with information regarding its ongoing exploration program and drill results from a six-hole diamond drill program at the Monitor copper-silver property located in Arizona. Results of this program were published in the Company's News Release dated June 7, 2006. Teck Cominco is presently evaluating the results of this work prior to making future drilling decisions.

During the quarter, the Company received and analyzed the results of initial metallurgical tests on two samples from its Malku Khota silver property located in west central Bolivia. Results of this program were published in the Company's News Release dated June 13, 2006. Additional metallurgical testing is planned.

During the quarter, the Company completed and filed NI 43-101 technical reports on the Gold Lake copper-molybdenum-gold property located in New Mexico, and on the Malku Khota silver property located in west central Bolivia. These reports can be found on the Company's web site at www.generalminerals.com and at www.sedar.com.

Results of Operations

- *Six month results*

During the six months ended June 30, 2006, the Company reported a loss of $695,589 ($0.07 per share) compared to a loss of $1,954,007 ($0.22 per share) reported in the six months ended June 30, 2005. The 2005 comparative loss included a non-cash writedown of $1,480,000 in respect of the carrying value of certain of the Company's investments; and an offsetting gain of $636,196 realized on the disposal of certain investments.

General and administrative expenses decreased from $852,270 to $599,408. Professional fees in respect of accounting, legal and tax services provided decreased from $236,433 to $156,856, as during the comparative period, the Company had received professional advice in respect of various corporate initiatives and completed a number of regulatory filings. Shareholder information expense decreased from $115,292 to $59,500 as the Company reduced annual report and other printing costs. In addition the comparative expense included costs associated with visits to a number of brokers and potential investors in Toronto and Vancouver. Other discretionary expenses have been reduced, including office expense which decreased from $140,200 to $94,831; and travel and promotion which decreased from $25,233 to $5,174.

Wages and benefits were $133,383 in 2006 and $118,195 in 2005. Stock-based compensation expense representing non-cash charges incurred in connection with the granting of stock options decreased from $148,254 to $36,955. The fair value of all stock options granted is recorded as a charge to operations over the vesting period. The 2006 general and administrative expense also includes charges incurred in Mexico in connection with the new subsidiary set up in late 2005. These Mexican charges impacted consulting expense which increased to $40,584 from $7,922.

During the period, the Company incurred reconnaissance and sundry exploration expenditures of $121,988 (2005 - $392,347). During late 2005, the Company decided to reduce the amount of reconnaissance for new properties, instead concentrating its efforts on its existing portfolio of properties. The 2006 charge includes $27,302 incurred in Afghanistan, $29,188 incurred in Mongolia, $29,151 incurred in the United States, and $18,888 incurred in South America.

The 2006 operating results include a foreign exchange loss of $147,652 which resulted from the strengthening of the Canadian dollar during the period in relation to U.S. dollar-denominated cash and cash equivalents. To meet ongoing requirements, a significant portion of the Company's cash and cash equivalents has been held in U.S. dollars. Future changes in exchange rates could affect the Company's results in either a positive or negative direction. In the comparative period in 2005, the Company realized a small foreign exchange gain of $25,646.

Expenses were offset by $149,372 (2005 - $91,806) in interest income earned on the Company's short-term investments.

- *Three month results*

During the second quarter ended June 30, 2006, the Company reported a net loss of $402,162 ($0.04 per share) compared to a loss of $2,138,306 ($0.24 per share) reported in the quarter ended June 30, 2005. The 2005 comparative loss included the aforementioned $1.48 million writedown of investments.

General and administrative expense for the quarter decreased significantly to $286,686 from $559,755 incurred in the comparative quarter due to an overall reduction in discretionary spending. Significant variances included reductions in professional fees, office expense and shareholder information expense. In addition, stock-based compensation expense decreased from $148,254 to $14,782, as the Company did not grant any stock options during the quarter.

Reconnaissance expense was also reduced during the current quarter to $47,187 compared to $245,101 incurred in the second quarter of 2005. The Company incurred a foreign exchange loss of $154,486 during the quarter, compared to a foreign exchange gain of $83,969 recognized in the comparative quarter.

Capital Expenditures

Total exploration spending for the six-month period decreased to $407,066 from $482,998 incurred in 2005. The 2006 deferred expenditures included $58,619 in land payments as well as costs associated with preliminary exploration programs. Costs incurred on the various U.S. properties totalled $145,933, of which $127,858 was incurred at Gold Lake. A total of $172,332 was incurred in Bolivia, including $109,900 incurred at Laurani. A further $73,547 was incurred in Mexico.

During the period the Company successfully optioned its Markham Wash property, and received a further option payment of $57,518 (US$50,000) in respect of the Monitor option agreement.

During the comparative period in 2005, the Company exercised 500,000 warrants of Lumina Copper Corporation (Lumina) at a cost of $1.6 million and disposed of all of its remaining investment in Lumina being 720,400 shares for proceeds of $4.8 million.

Financing Activities

During the period, the Company received $84,500 from the exercise of 50,000 share purchase warrants at $1.69 per share. During the comparative six months ended June 30, 2005, the Company received $500,500 from the exercise of 325,000 share purchase warrants at $1.54 per share.

Summary of Quarterly Results (unaudited)

Three months ended	June 30, 2006	March 31, 2006	Dec. 31, 2005	Sept. 30, 2005	June 30, 2005	March 31, 2005	Dec. 31, 2004	Sept. 30, 2004
Total Revenues	$nil	$nil	$nil	$nil	$nil	$nil	$nil	$nil
Deferred exploration expenditures	$178,917	$228,149	$390,407	$199,719	202,123	$175,690	$310,912	$345,910
Net earnings (loss)	($402,162)	($293,427)	($683,564)	($836,988)	($2,138,306)	$184,299	($345,253)	($734,281)
Net earnings (loss) per share (Basic and diluted) (1)	($0.04)	($0.03)	($0.07)	($0.09)	($0.24)	$0.02	($0.04)	($0.08)

(1) The basic and diluted calculations result in the same values due to the anti-dilutive effect of outstanding stock options and warrants.

Reporting currency for the Company is the Canadian dollar. The underlying accounting records are prepared in U.S. dollars and translated into Canadian dollars using the temporal method of accounting.

The net loss for the quarter ended June 30, 2006 included a foreign exchange loss of $154,486 resulting from the translation of U.S. dollar-denominated cash and cash equivalents. The net loss for the quarter ended December 31, 2005 included a writedown of the carrying value of the Company's mineral properties amounting to $441,391. The net loss for the quarter ended September 30, 2005 included a $229,375 loss on the disposal of shares of Esperanza; and a foreign exchange loss of $273,299 resulting from the translation of U.S. dollar-denominated cash and cash equivalents. The net loss for the quarter ended June 30, 2005 included a writedown of the Company's investment in Esperanza amounting to $1,480,000; and a non-cash charge of $148,254 for stock-based compensation expense. The net earnings for the quarter ended March 31, 2005 included a $636,196 gain on the disposal of the Company's investment in Lumina. The loss for the quarter ended December 31, 2004 was offset by a gain of $251,727 recognized on the disposal of a portion of the Company's investment in Lumina. The net loss for the quarter ended September 30, 2004 included a non-cash charge of $414,672 for stock-based compensation expense.

Liquidity and Capital Resources

The Company's aggregate operating, investing and financing activities during the six months ended June 30, 2006 resulted in a net cash outflow of $1,136,293. For the three months ended June 30, 2006, there was a net cash outflow of $570,296. As at June 30, 2006, the Company is in a strong financial position with cash and working capital of $7.3 million (December 31, 2005 - $8.4 million). The Company also holds an investment which as at June 30, 2006 had a quoted value of $0.6 million (December 31, 2005 - $0.3 million).

The Company is in a strong financial position to pursue its strategy of acquiring mineral properties and conducting preliminary exploration programs. Cash on hand is adequate to allow the Company to meet its obligations and to fund planned exploration for at least the next year.

The Company is subject to various option and lease agreements in connection with the acquisition of mineral interests. These agreements generally require the Company to make periodic payments over a varying number of years to maintain its interests. The Company can cancel these agreements at any time

without completing the remaining payments and without penalty. In addition, the Company has the following contractual obligation as at June 30, 2006:

Contractual Obligations	*Payments Due by Period* *Total*	*Less than 1 year*	*1 – 3 years*
Lease agreement for office premises in Denver, USA	$15,600	$15,600	-

Transactions with Related Parties

The Company entered into the following transactions with related parties during the period. Transactions with related parties are recorded at the exchange amount, being the price agreed between the parties.

During the six months ended June 30, 2006, included in professional fees are legal fees totalling $66,930 (2005 - $67,421) which were charged by a legal firm in which a director of the Company is a partner.

During the six months ended June 30, 2006, consulting fees totalling $91,023 (2005 - $56,240) were charged by officers of the Company. Of this amount, $15,613 (2005 - $44,684) was charged to loss and $75,410 (2005 - $11,556) was deferred and included in property costs. As at June 30, 2006, an amount of $9,339 (December 31, 2005 - $11,438) was included in prepaid advances.

Included in accounts payable as at June 30, 2006 was $35,356 (December 31, 2005 - $39,959) payable to related parties.

Critical Accounting Estimates

The Company's critical accounting estimates are as described in the Annual MD&A. The accounting estimates considered to be significant to the Company include the carrying values of mining claims and deferred exploration and of goodwill, and the computation of stock-based compensation expense.

Management reviews the carrying values of its mining claims on at least an annual basis to determine whether an impairment should be recognized. In addition, capitalized costs related to abandoned properties are written off in the period of abandonment. No writedown was taken during the current quarter. Capitalized costs in respect of the Company's mining claims amounted to $2,546,534 as at June 30, 2006. These costs may not be recoverable and there is a risk that these costs may be written down in future quarters.

During 2004, the Company recognized goodwill of $234,800 in respect of the agreements to acquire 51% interests in Afghan Minerals Inc. (AMI) and Foundation Resources Ltd. Both of these investments are part of the Company's strategy of funding the property acquisition efforts of entrepreneurial geologists. The goodwill is attributable to these management teams, including their connections to Afghanistan and Mongolia, respectively. AMI has made initial investigations in Afghanistan and had discussions with various government officials regarding leasing projects. Foundation has set up a subsidiary in Mongolia and acquired three early stage properties. Management reviews the carrying value attributed to the goodwill on a quarterly basis and completes a comprehensive assessment at least annually, and no writedown has been taken. There is a risk however that the goodwill attributed to these investments could be written down in a future quarter.

The Company uses the fair-value method of accounting for stock-based compensation related to incentive stock options granted, modified or settled. Under this method, compensation cost attributable to

all incentive stock options granted is measured at fair value at the grant date and expensed over the vesting period with a corresponding increase to contributed surplus. In determining the fair value, the Company makes estimates of the expected volatility of the stock as well as an estimated discount rate. Changes to these estimates could result in the fair value of the stock-based compensation being less than or greater than the amount recorded. During the six-month period, the Company recorded stock-based compensation expense of $36,955.

Recent Accounting Pronouncements

There are no recent accounting pronouncements impacting the current quarter's financial statements, except as disclosed in the Annual MD&A.

Changes in Accounting Policies including Initial Adoption

There are no new accounting policies impacting the current quarter's financial statements, except as disclosed in the Annual MD&A.

Financial Instruments

The Company's financial instruments consist of highly liquid investments held in the form of high quality commercial paper, the investment terms of which are less than three months from the acquisition date.

The Company is exposed to currency exchange rate risks to the extent of its foreign activities in the United States, Mexico, Bolivia, and Chile. The Company does not hedge its exposure to fluctuations in the related exchange rates; however, the Company maintains a significant portion of its cash and cash equivalents in U.S. dollars.

Outstanding Share Data

Authorized Capital:
Common shares, no par value, unlimited shares

Issued and outstanding:
9,335,077 common shares as at August 2, 2006.

Outstanding options, warrants, and convertible securities as at August 2, 2006:

Type of Security	Number	Exercise Price	Expiry date
Share purchase warrants	2,000,000	$3.75	December 11, 2006 *
Share purchase warrants	2,018,000	$1.86 to $2.05	June 25, 2008 *
Stock options	77,000	$0.85	February 12, 2007
Stock options	102,500	$1.25	May 30, 2008
Stock options	409,000	$1.30	August 6, 2009
Stock options	8,000	$4.70	March 5, 2010
Stock options	220,000	$1.75	June 9, 2010
Stock options	10,000	$2.20	August 4, 2010
Stock options	69,000	$5.00	February 9, 2011

* subject to acceleration of the expiry date under certain conditions.

Risks and Uncertainties

Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. The Company attempts to mitigate its exploration risk by maintaining a diversified portfolio that includes several metal commodity targets in a number of favourable geologic and political environments. Management also balances risk through joint ventures with other companies. Beyond exploration risk, management is faced with a number of other risk factors as detailed in the Annual MD&A.

Outlook

The Company is currently in a strong financial position with working capital as at June 30, 2006 of $7.3 million, and portfolio investments with a quoted value of $0.6 million.

The Company has acquired a number of properties of which three are currently under option to partners. The present exploration focus is on upgrading existing properties and seeking joint venture partners. Management will continue to seek additional joint venture partners to fund further exploration and add partners' expertise.

Other Information

Additional information related to the Company, including the Company's Annual Information Form, is available for viewing on SEDAR at www.sedar.com and at the Company's website at www.generalminerals.com.

CIBC Mellon Trust Company



August 14, 2006

ddoran@generalminerals.com
mko@malaspinaconsultants.com

Nova Scotia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Ontario Securities Commission

Registrar of Securities, Prince Edward Island

Securities Commission of Newfoundland and Labrador

Saskatchewan Financial Services Commission, Securities Division

Office of the Administrator of the Securities Act, New Brunswick

British Columbia Securities Commission

Dear Sirs:

RE: GENERAL MINERALS CORPORATION

The following were sent by prepaid mail to all registered shareholders of the above-mentioned Company on August 14, 2006:

X Interim Report for the Six Months Ended June 30, 2006

However, we have not mailed to shareholders in cases where on three consecutive occasions, notices or other documents have been returned undelivered by the Post Office.

The above disclosure document(s) are filed with you as agent for the Company in compliance with the regulations.

Yours very truly,
CIBC MELLON TRUST COMPANY

Jo-Anne Kidd
Senior Administrator, Client Services
Direct Dial: (416) 643-5578

pk\CM_GeneralMineralsInterim